DLA Piper LLP (US)
401 Congress Avenue, Suite 2500
Austin, Texas 78701-3799
www.dlapiper.com
Sam Zabaneh
samer.zabaneh@dlapiper.com
T 512.457.7126
F 512.721.2226

July 12, 2013

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Kate Beukenkamp, Attorney-Advisor
Kathleen Krebs, Special Counsel
Larry Spirgel, Assistant Director Christine Adams, Staff Accountant
Terry French, Accountant Branch Chief

Re:	RetailMeNot, Inc.
Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-189397)
Submitted July 8, 2013
CIK No. 0001475274

Ladies and Gentlemen:

We are submitting this letter on behalf of RetailMeNot, Inc. (the “Company” or “RetailMeNot”) in response to the verbal comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received on July 10, 2013, regarding the Company’s Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-189397), which was filed with the Commission on July 8, 2013 (the “Registration Statement”).

We have spoken with Kathleen Krebs regarding the Voting Agreement filed on July 8, 2013 as Exhibit 4.3.3 to the Registration Statement (the “Voting Agreement”) and the payments and contractual agreements set forth therein. The Voting Agreement provides that upon a written request by the Company (the “Request Notice”) and upon the delivery of certain payments in connection therewith, certain stockholders of the Company will vote all shares of the Company’s preferred stock then held by them in favor of the conversion of all such preferred stock into common stock. The Company provided related party disclosure in the Registration Statement in respect of the Voting Agreement and the transactions described therein on page 138 of the prospectus included within the Registration Statement.

As discussed with Ms. Krebs on July 10, 2013, the Company intended to make the payments contemplated in the Voting Agreement promptly after entering into it and in any event on July 10 or July 11, 2013. The Company respectfully advises the Staff that the Request Notice, and the payments associated therewith, were delivered by the Company to the stockholders party to the Voting Agreement on July 11, 2013. Because the Company used current proceeds prior to the closing of its public offering,

Division of Corporate Finance

July 12, 2013

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the Company does not believe it would be accurate or meaningful to investors to describe the payments made pursuant to the Voting Agreement as a use of offering proceeds. The Company respectfully advises the Staff that it believes that the disclosure provided in the prospectus regarding the Voting Agreement and the transactions contemplated therein are appropriate.

* * * *

Please note that the Company requests that the Staff permit the Company’s request for acceleration orally or by facsimile in accordance with Rule 461(a) of Regulation C. Pursuant to Rule 461(a), if the Company requests such acceleration orally, it will provide a letter indicating that fact and stating that the Company and the principal underwriters are aware of their obligations under the Securities Act of 1933, as amended, along with the Registration Statement or pre-effective amendment thereto at the time of filing with the Securities and Exchange Commission.

Please do not hesitate to contact me at (512) 457-7126 if you have any questions.

Very truly yours,

DLA Piper LLP (US)

/s/ Samer M. Zabaneh

Samer M. Zabaneh

Partner

Enclosures

Cc:	Louis J. Agnese, III (RetailMeNot, Inc.)
Douglas C. Jeffries (RetailMeNot, Inc.)
Philip W. Russell (DLA Piper LLP (US))
Paul R. Tobias (Wilson Sonsini Goodrich & Rosati, Professional Corporation)
Joseph M. Alcorta (Wilson Sonsini Goodrich & Rosati, Professional Corporation)